UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Re:  For the period ended February 3, 2009

COMMISSION FILE NUMBER: 000-22216

CANADIAN ZINC CORPORATION

Suite 1710 - 650 West Georgia Street
Vancouver, British Columbia
Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 or Form 40-F

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes☐	No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 13g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If ‘Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE January 30, 2009

RESIGNATION OF DIRECTOR

Vancouver, British Columbia, January 30, 2009 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) announces, with regret, that Alan Savage has resigned from the Board of Directors effective January 29, 2009.  Mr. Savage has served as an independent director of the Company since June 2003, during which time he has provided valuable counsel and advice.  The Board wishes to thank Mr. Savage for all his contributions to the Company over the past six years.

About Canadian Zinc:

The Company’s principal focus is its efforts to advance the Prairie Creek Mine, a zinc/lead/silver property located in the Northwest Territories of Canada, towards production. The Prairie Creek Mine is partially developed with an existing 1,000 tonne per day mill and related infrastructure.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN ZINC CORPORATION

Date: February 4, 2009	By:	/s/ John F. Kearney
John F. Kearney
President and Chairman